

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 28, 2022

Bradley A. Bostic
Chief Executive Officer
Future Health ESG Corp.
8 The Green, Suite 12081
Dover, DE 19901

> **Re: Future Health ESG Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **November 9, 2022**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed November 22, 2022**
> **File No. 001-40788**

Dear Bradley A. Bostic:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Ari Edelman, Esq.